www.eclipsys.com

August 25, 2009

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eclipsys Corporation
Form 10K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Form 10Q for the Fiscal Quarter Ended June 30, 2009
Form 8-K Filed August 6, 2009
File no. 0-24539

Dear Ms. Collins:

This letter sets forth Eclipsys Corporation's (“Eclipsys” or the “Company”) responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2009 concerning Eclipsys’ Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the quarterly period ended June 30, 2009 and Form 8-K filed August 6, 2009. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the Staff’s comments immediately preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	You state on pages 4, 10, and 30 of your Form 10-K that you continue to focus on expanding the sales of your solutions in the Middle East, a region that is generally understood to include Iran, Sudan, and Syria. These countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated operations in, or other contacts with, Iran, Sudan, and Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any products, technology, software, or services you have provided to Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan, and Syria, or entities controlled by those governments.

Three Ravinia Drive, Atlanta, GA 30346 • 404.847.5000 • fax 404.847.5700 • info@eclipsys.com

Atlanta • Boston • San Jose • Vancouver • Pune • Singapore • Dubai

Eclipsys Response

We have no past, current or anticipated operations in, or other contacts with, Iran, Sudan, or Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Systems and Services Revenues

Revenue Recognized Ratably, page 18

2.	We note that previous period sales continue to be disclosed as a material factor impacting changes in revenue, which increased by $6.4 million, or 7.7%, during the three months ended June 30, 2009, as compared to the same period in 2008. In response to prior comment 5, you state that in regard to year-over-year sales bookings information, you plan to disclose annual sales booking amounts and related qualitative discussion in future annual filings. You further state that you believe this information, in conjunction with the dollar amount of backlog orders believed to be firm and other material aspects of backlog, will potentially provide better insight to future ratable revenue streams. However, please tell us what consideration you have given to providing bookings, as well as backlog information, in your next quarterly report.

Eclipsys Response

We believe annual backlog and bookings information provides useful information for investors’ understanding of past performance and contributes to investors’ understanding of the Company’s guidance regarding future earnings. However, we believe quarterly changes in backlog and bookings do not directly correlate with our current or near term quarterly results except to the extent of periodic license revenues, which we currently disclose separately. Although sales bookings over time are a contributing factor to reported revenues, sales bookings in a current quarter do not directly correlate with current and short-term future ratable revenues. Sales bookings vary in nature, with different accounting consequences, due to the complexity, duration and implementation time frames of agreements signed. The varying nature of bookings often results in volatile bookings from quarter to quarter with little correlation to revenues. One quarter of sales bookings may include several large multi- year deals with multiple elements (7 to 10 year deals which include maintenance, outsourcing, and hosting) and each deal can have different implementation timelines. In that particular quarter, bookings could be a very large amount, but have minimal impact on current and projected revenues over the next twelve months. Due to the lack of direct and consistent correlation of quarterly bookings to current and near term revenues and the volatility of our bookings from quarter to quarter, quarterly bookings information is not a good indicator of near term ratable revenue performance and therefore not helpful for quarterly MD&A discussion. We believe over time, annual firm back log information and related annual sales bookings, provided in conjunction with our annual financial guidance for the coming year, better inform the investor about the general outlook of future revenues.

Form 8-K Filed August 6, 2009

3.	We believe that the “Non-GAAP Income Statements” and the columnar format of the “Reconciliation of GAAP to Non-GAAP Pro Forma Results” appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that these non-GAAP statements of operations have been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove these presentations, or explain to us in reasonable detail why their retention is justified in light of these concerns. As a substitute for these presentations, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(l)(i) of Regulation S-K, Regulation G and Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Eclipsys Response

We will exclude the comparative “non-GAAP” income statements from future filings, thereby reducing the prominence of non-GAAP results. However we believe providing the reconciliation of our GAAP to non-GAAP results in a columnar format is helpful to our investors and financial analysts who track our performance. Providing the quantitative impact of each adjustment by financial statement line item corresponds to the MD&A discussion, demonstrates what areas of the business are affected by each adjustment, and illustrates how some adjustments affect multiple line items. We believe all of this contributes to transparency and provides investors and analysts with a better understanding of our financial results and a clearer view of our underlying business performance. We will continue to clearly label columns in the reconciliation as GAAP and non-GAAP and provide detailed disclosure describing the basis for the exclusion of non-GAAP items. We will also add the disclosure to the following effect when the GAAP to non-GAAP reconciliations are presented:

“The non-GAAP amounts presented in the reconciliation above represents the summation of the GAAP income statement and the impact of the items considered by management to be excluded from non-GAAP results. The non-GAAP results were not prepared under another comprehensive set of accounting rules or principles. These non-GAAP financial measures should not be considered a substitute for, or superior to, any measure derived in accordance with GAAP. Management believes that the non-GAAP financial measures provided, when considered in conjunction with comparable GAAP financial measures, facilitate the understanding and evaluation of the company’s operating performance and future prospects, as well as comparisons of the company’s results with its prior period results that did not include these gains and/or charges.”

We will also continue to consider Item 10(e)(l)(i) of Regulation S-K, Regulation G and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures when formulating our non-GAAP adjustments.

*         *         *

In response to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (404) 847-5441.

Sincerely,

/s/ Chris E. Perkins
Mr. Chris E. Perkins
Executive Vice President and Chief Financial Officer

cc:	Ms. Christine Davis, Assistant Chief Accountant
Ms. Kari Jin, Staff Accountant
Ms. Barbara Jacobs, Assistant Director
Mr. Kevin Dougherty, Staff Attorney
Brian W. Copple, Esq. (Eclipsys)
Robert M. Saman, Esq. (Eclipsys)